UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

LexinFintech Holdings Ltd.

(Name of Issuer)

ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

528877 103**

(CUSIP Number)

December 26, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 528877 103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LX.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 29,886,555
		6	Shared Voting Power 0
		7	Sole Dispositive Power 29,886,555
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,886,555
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.1%(1)
12	Type of Reporting Person CO

(1)                                 This percentage is calculated based on a total of 327,718,139 ordinary shares (being the sum of  217,070,940 Class A ordinary shares and 110,647,199 Class B ordinary shares) of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

1	Names of Reporting Persons JD.com E-Commerce (Technology) Hong Kong Corporation Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 28,886,555
		6	Shared Voting Power 0
		7	Sole Dispositive Power 28,886,555
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,886,555
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.8%(1)
12	Type of Reporting Person CO

(1)                                 This percentage is calculated based on a total of 327,718,139 ordinary shares (being the sum of  217,070,940 Class A ordinary shares and 110,647,199 Class B ordinary shares) of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

1	Names of Reporting Persons JD.com Asia Pacific Investment Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 28,886,555
		6	Shared Voting Power 0
		7	Sole Dispositive Power 28,886,555
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,886,555
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.8%(1)
12	Type of Reporting Person CO

(1)                                 This percentage is calculated based on a total of 327,718,139 ordinary shares (being the sum of  217,070,940 Class A ordinary shares and 110,647,199 Class B ordinary shares) of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

1	Names of Reporting Persons Richard Qiangdong Liu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 7,350,000
		6	Shared Voting Power 0
		7	Sole Dispositive Power 7,350,000
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,350,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.2%(1)
12	Type of Reporting Person IN

(1)                                 This percentage is calculated based on a total of 327,718,139 ordinary shares (being the sum of  217,070,940 Class A ordinary shares and 110,647,199 Class B ordinary shares) of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

1	Names of Reporting Persons Various Ample Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 7,350,000
		6	Shared Voting Power 0
		7	Sole Dispositive Power 7,350,000
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,350,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.2%(1)
12	Type of Reporting Person CO

(1)                                 This percentage is calculated based on a total of 327,718,139 ordinary shares (being the sum of  217,070,940 Class A ordinary shares and 110,647,199 Class B ordinary shares) of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

Item 1(a).	Name of Issuer: LexinFintech Holdings Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 27/F, CES Tower, No. 3099 Keyuan South Road Nanshan District, Shenzhen, 518052 People’s Republic of China

Item 2(a).

Name of Person Filing:

This statement on Schedule 13G is being jointly filed by the following persons:

(i)                         JD.com, Inc.,

(ii)                      JD.com E-Commerce (Technology) Hong Kong Corporation Limited,

(iii)                   JD.com Asia Pacific Investment Limited,

(iv)                  Richard Qiangdong Liu, and

(v)                     Various Ample Limited (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

JD.com E-Commerce (Technology) Hong Kong Corporation Limited

c/o JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

JD.com Asia Pacific Investment Limited

c/o JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

Richard Qiangdong Liu

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

Various Ample Limited

c/o Richard Qiangdong Liu

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

Item 2(c).

Citizenship:

JD.com, Inc. – Cayman Islands

JD.com E-Commerce (Technology) Hong Kong Corporation Limited – Hong Kong

JD.com Asia Pacific Investment Limited – Hong Kong

Richard Qiangdong Liu – People’s Republic of China

Various Ample Limited – British Virgin Islands

Item 2(d).

Title of Class of Securities:

ordinary shares, par value of $0.0001 per share, of the issuer.

The issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes.  Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP No.:

528877 103*

* CUSIP number 528877 103 has been assigned to the American Despositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LX.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership
The following information with respect to the ownership of the Class A ordinary shares by each of the Reporting Persons is provided as of December 26, 2017:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
JD.com, Inc.	29,886,555	9.1%	29,886,555	0	29,886,555	0
JD.com E-Commerce (Technology) Hong Kong Corporation Limited	28,886,555	8.8%	28,886,555	0	28,886,555	0
JD.com Asia Pacific Investment Limited	28,886,555	8.8%	28,886,555	0	28,886,555	0
Richard Qiangdong Liu	7,350,000	2.2%	7,350,000	0	7,350,000	0
Various Ample Limited	7,350,000	2.2%	7,350,000	0	7,350,000	0

The percentage of the class of securities beneficially owned by each Reporting Person is based on a total of 327,718,139 ordinary shares (being the sum of  217,070,940 Class A ordinary shares and 110,647,199 Class B ordinary shares) of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

The 29,886,555 Class A ordinary shares beneficially owned by JD.com, Inc. comprise (i) 28,886,555 Class A ordinary shares directly held by JD.com Asia Pacific Investment Limited, and (ii) 1,000,000 Class A ordinary shares represented by 500,000 ADSs that Windcreek Limited subscribed for and was allocated in the initial public offering of the issuer.

JD.com Asia Pacific Investment Limited directly holds 28,886,555 Class A ordinary shares of the issuer. JD.com Asia Pacific Investment Limited is wholly owned by JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc.

Windcreek Limited, a British Virgin Islands company, directly holds 500,000 ADSs, representing 1,000,000 Class A ordinary shares, of the issuer. Windcreek Limited is wholly owned by JD.com Investment Limited, a British Virgin Islands company, which in turn is a wholly-owned subsidiary of JD.com, Inc.

Various Ample Limited directly holds 7,350,000 Class A ordinary shares of the issuer. Various Ample Limited is beneficially owned and controlled by Mr. Richard Qiangdong Liu.

Mr. Richard Qiangdong Liu is the chairman of the board of directors and chief executive officer of JD.com, Inc.  and controls a majority of the aggregate voting power of JD.com, Inc. Mr. Liu disclaims beneficial ownership of the Class A ordinary shares beneficially owned by JD.com, Inc. except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2018

JD.com, Inc.	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

JD.com E-Commerce (Technology)
Hong Kong Corporation Limited	By:	/s/ Pang Zhang
	Name:	Pang Zhang
	Title:	Director

JD.com Asia Pacific Investment Limited	By:	/s/ Pang Zhang
	Name:	Pang Zhang
	Title:	Director

Richard Qiangdong Liu	/s/ Richard Qiangdong Liu

Various Ample Limited	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement